UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
SCHEDULE 13D

Under the Securities Exchange Act of 1934

PureBase Corporation
(Name of Issuer)

Common Stock with a par value of $0.001
(Title of Class of Securities)

245497102
(CUSIP Number)

Kevin Wright
1 Yonge Street, Suite 1801
Toronto ON M5E 1W7
TEL: (416) 809-7521

With a copy to:

 Randall J. Lanham, Esq.
28562 Oso Parkway, Unit D
Rancho Santa Margarita, CA 92688
TEL; 949-933-1964
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 74624L 104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Wright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,500,000 shares
	8	SHARED VOTING POWER n/a
	9	SOLE DISPOSITIVE POWER 4,500,000 shares
	10	SHARED DISPOSITIVE POWER n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,582,800 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% based on 202,360,657shares of common stock issued and outstanding as of October 28, 2019
14	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1.	Security and Issuer

This statement constitutes Amendment No. 1 to the schedule 13d October 29, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified. This Statement relates to common shares with a par value of $0.001 of PureBase Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 8625 State Hwy. 124, Ione, CA 95640.

On October 24 and October 28, 2019, Mr. Wright sold an aggregate of 8,082,800 common shares in three (3) private transactions.

Item 5.	Interest in Securities of the Issuer

(a)

As of October 28, 2019, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Wright are 4,500,000 common shares, or approximately less than 2.2% of the Issuer, on a fully diluted basis.

(b)	Mr. Wright has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 4,500,000 shares of common stock of the Issuer.

(c)

Mr. Wright sold an aggregate of 8,082,800 common shares in three (3) private transactions. Transaction 1, on October 24, 2019, three million (3,000,000) common shares for a total purchase price of four hundred eighty thousand ($480,000) US dollars, calculated at a $0.16 per share price, which is the three-month volume-weighted average price of trading as of the close on September 25, 2019. Transaction 2, on October 25, 2019, three million (3,000,000) common shares for a total purchase price of four hundred eighty thousand ($480,000) US dollars, calculated at a $0.16 per share price. Transaction 3, on October 28, 2019 two-million eighty two thousand eight hundred (2,082,800) common shares for a total purchase price of three hundred thirty three thousand two hundred forty eight ($333,248) US dollars calculated at a $0.16 per share price. Other than as set forth above, Mr. Wright has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	The Reporting Person ceased to be the holder of 5% of more of the common stock effective with the sales of October 24 through to October 28, 2019.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2019
Dated

‘Kevin Wright’
Signature

Kevin Wright
Name/Title

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